IHS Inc.
15 Inverness Way East
Englewood, CO 80112

May 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Maryse Mills-Apenteng

Via Facsimile: 202-942-9544

Re:
IHS Inc.
Registration Statement on Form S-1, as amended
File No. 333-122565

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to 3:00 p.m. on May 25, 2005 or as soon thereafter as practicable.

We hereby acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
IHS INC.
By:	/s/ STEPHEN GREEN
Name: Stephen Green
Title: Senior Vice President and General Counsel